Delisting Determination,The Nasdaq Stock Market, Inc.,
October 17, 2006, MediaBay, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of MediaBay, Inc. (the Company), effective at the opening of the trading session on October 27, 2006.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4450(a)(3).
The Company was notified of the Staff's determination on September 13, 2006. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on September 22, 2006.